25003158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-71097

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Third Lake Associates, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
APR 10 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1600 East 8th Avenue Suite A-208
(No. and Street)

Tampa	Florida	33605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dennis Azary	415-948-7994	Dennis.Azary@iqeq.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP
(Name – if individual, state last, first, and middle name)

14 Sylvan Way	Parsippany	NJ	07054
(Address)	(City)	(State)	(Zip Code)

10/14/2003	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stewart Oldfield, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Third Lake Associates, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Myra Lynn York
My Commission HH 462080
Expires 12/11/2027

Signature:

Title:
Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

SEC Mail Processing
APR 10 2025
Washington, DC

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Third Lake Associates, LLC
(A Limited Liability Company)
TABLE OF CONTENTS
December 31, 2024

Report of Independent Registered Public Accounting Firm

To the Member
Third Lake Associates, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Third Lake Associates, LLC (a limited liability company and a wholly-owned subsidiary of Third Lake Holdings, LLC) (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as Third Lake Associates, LLC's auditor since 2024.

Parsippany, New Jersey
March 31, 2025

Third Lake Associates, LLC

(A Limited Liability Company)
Statement of Financial Condition
December 31, 2024

ASSETS		
Cash	$	486,022
Accounts receivable		880,000
Prepaid expenses		26,889
Fixed assets, net		7,664
TOTAL ASSETS	$	1,400,575
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	31,843
Payroll liabilities		28,116
Accrued expenses		30,000
Due to affiliates		21,946
Total liabilities		111,905
Member's equity		
Member's equity		1,288,670
Total Member's equity		1,288,670
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,400,575

See notes to statement of financial condition

Note 1 – Organization

Third Lake Associates, LLC ("TLA" or the "Company"), a Delaware limited liability company, was formed on August 14, 2020, for the purpose of sourcing debt, private placement or financing transactions. TLA executed its Limited Liability Company Agreement on August 14, 2020 ("Company Agreement"). Pursuant to the Company Agreement, TLA is wholly-owned by Third Lake Holdings, LLC ("Parent"), its sole member ("Member"). TLA commenced operations on February 19, 2021 ("Commencement of Operations"). There was no significant activity prior to Commencement of Operations.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). TLA received FINRA approval for operations on January 30, 2024.

The Company does not claim an exemption from the Securities and Exchange Commission ("SEC") Rule 15c3-3 of the Securities Exchange Act of 1934, in reliance on Footnote 74 to the SEC Release 34-70073 which provides that the Company carries no margin accounts, promptly transmits all customers' funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

TLA amended and restated the Company Agreement on January 1, 2022 ("A&R Agreement"). TLA amended and restated the A&R Agreement on October 31, 2022 ("Second A&R Agreement"). The Second A&R Agreement governs the operations of TLA.

TLA shall continue in perpetuity until liquidation and dissolution pursuant to the Second A&R Agreement.

Note 2 – Significant Accounting Policies

Basis of Presentation
The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
A limited liability company is not subject to the payment of federal or state income taxes as the components of its income and expenses flow directly to the Member. TLA is a disregarded entity for income tax purposes. Accordingly, no provision for income taxes has been reflected in this financial statement and TLA has no other tax positions which much be considered for disclosure.

Revenue Recognition

Debt Placement Fees
TLA adopted Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*, and all subsequent amendments to the ASU (collective, "ASC 606"), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets. From time to time, TLA may provide sources for mortgage financing or other debt placement and will be entitled to charge an agreed-upon fee. Debt placement fees are recognized upon the closing of financing.

Interest Income
Interest income represents amounts received by TLA due to cash balances held at banks.

New Accounting Pronouncements

Segment Reporting
In November 2023, the Financial Accounting Standards Board issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* that focuses on improving reportable segment disclosures, particularly around significant segment expenses. Public entities are required to provide more detailed information about segment expenses to help constituents better understand an entity's overall performance and assess potential future cash flows. The disclosures are required on an annual and interim basis, as applicable. ASU 2023-07 is effective for the Company for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 (See Note 8) on January 1, 2024.

Accounts Receivable
Accounts receivable is reported net of an allowance for credit losses. The allowance for credit losses represents TLA's estimate of current and expected credit losses related to trade accounts receivable. Ongoing credit evaluations are performed on an individual basis and potential losses for uncollectible accounts are written off against revenue when they are estimated to be uncollectible. As of December 31, 2024, no allowance for collection losses was recorded.

Fixed Assets, Net
Fixed assets are stated at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, which is five years for computers and equipment. Expenditures for repairs and maintenance are charged to expense when incurred. As of December 31, 2024, fixed assets consisted of $12,913 of computers and equipment and $5,249 of accumulated depreciation.

Note 3 – Member's Equity

TLA's cash contributions and distributions as well as profits and losses will be 100% allocated to the Member.

Note 4 – Related Party Transactions and Fees

Due to Affiliates
At times, TLA's affiliates pay reimbursable expenses on behalf of TLA. Pursuant to an expense sharing agreement, TLA reimburses the Parent for allocated salaries, rent and other operating office costs. As of December 31, 2024, $21,946 remains unpaid and is included in due to affiliates on the statement of financial condition.

Debt Placement Fee
TLA may provide services to connect prospective lender or debt providers to related parties and will be entitled to charge an agreed-upon fee. Debt placement fee revenue is recognized upon the closing of financing. At December 31, 2024, $880,000 remains receivable and is included in accounts receivable on the statement of financial condition.

Note 5 – Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires to Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregated indebtedness (increased to 12.5% in the first year of operations).

At December 31, 2024, the Company had net capital, as defined, of $374,117, which exceeded the minimum net capital of $13,988 by $360,129. Aggregate indebtedness at December 31, 2024 totaled $111,905. The Company's percentage of aggregate indebtedness to net capital was 29.91%.

Note 6 – Commitments and Contingencies

TLA may, from time to time, become a defendant in litigation arising in the normal course of business. Management does not expect the outcome of such litigation, if any, to have a material adverse effect on TLA's financial position.

In the normal course of business, TLA has entered into contracts and agreements. These contracts and agreements commit TLA to various specific and contingent obligations. As of December 31, 2024, there were no contracts or agreements with vendors or others that management considers significant (either individually or in the aggregate) to the financial position or results of operations for TLA.

Note 7 – Concentrations

TLA maintains its cash with financial institutions. At times, these balances may exceed the federal insurance limits; however, TLA has not experienced any losses with respect to its bank balances in excess of government-provided insurance. Management believes that no significant concentration of credit risk exists with respect to these cash balances at December 31, 2024.

Note 8 – Segment Reporting

The Company has engaged in a single line of business as a securities broker-dealer, which is comprised of debt placement services, but it is approved by FINRA to conduct business in mergers and acquisitions, private placements, and referrals to other broker-dealers and registered investment advisers. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends to the Parent. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 9 – Subsequent Events

Events that occur after the statement of financial condition date but before the financial statement was available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statement. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of TLA through March 31, 2025, (the date the financial statement was available to be issued) and concluded that no events have occurred that would require recognition or disclosure in the financial statement.